Mail Stop 4561

July 18, 2008

Robert A. Buntz, Jr.
Chief Executive Officer and President
Webdigs, Inc.
3433 Broadway Street NE
Suite 501
Minneapolis, MN 55413

      Re: Webdigs, Inc.
              Form 10
              Filed June 20, 2008
              File No. 001-34106

Dear Mr. Buntz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note that you have filed pursuant to Section 12(b) of the 1934 Act. We further note that you are not seeking to be listed on a national exchange. Please advise or withdraw your filing and file under Section 12(g).

Item 1. Description of Business, page 1

2.   We note that parts of the business section appear promotional, rather than factual, and should be revised to remove all promotional statements. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. If a reasonable basis cannot be provided, the statements should be removed. Please revise accordingly.

3.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note on page 1, for example, and without limitation, the following examples:

- "The average home in the Twin Cities metropolitan area (Minnesota) sells for nearly $300,000 and the average brokerage commission on residential real estate transactions is 6%."

- "Often the only value perceived by the consumer in hiring a real estate agent is obtaining a listing on the Multiple Listing Service."

- "In 77% of the nationwide residential real estate transactions in 2005, the buyer itself found the home on the internet."

- "Of course, the most critical aspect driving this change is the advent of the internet as a tool for searching for and researching real estate, eliminating the commitments of time and expense involved with visiting multiple properties in person."

- "[T]he percentage of home buyers using the internet to search for homes increased from 41% in 2001 to 80% in 2006. … [T]he percentage of California home sellers using the internet in the sale process increased from 9% in 2002 to 62% in 2006."

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

4.   Please do not utilize terms such as "seamlessly" and "high touch" as they are jargon. Please revise throughout the registration statement to clearly explain these terms. In addition, please do not use technical terms or industry jargon in your explanations.

5.   Please add disclosure regarding where you are licensed to conduct real estate transactions.

6.   Please explain to us what the Webdigs Foundation is and tell us what role it has in your corporate structure.

7.   Please explain to us what role MoCo, Inc. has in your corporate structure.

Item 1. Description of Business, page 1

Overview of our Business and its History, page 1

8.   Please update your disclosure throughout your registration statement to provide the most recent information available. For example, we note that in the last sentence of the first paragraph you reference information for 2005.

Services for Home Sellers, page 3

9.   Please also disclose the number of home selling clients that have listed with you since inception.

Industry Segments, page 5

10.   Please clarify whether you return two-thirds of all brokerage commissions received or whether you return only two-thirds of commissions related to the real estate brokerage segment.

Other Regulation, page 6

11.   In the risk factor on page 14, you state: "Eight states have 'minimum service laws' that require realtors to provide a level of service that online real estate businesses typically do not provide. Eleven states prohibit rebates of real estate commissions." Please add this disclosure in the "State Regulation" section and identify these states.

Corporate Structure and Information, page 8

12.   We note that prior to the reverse merger, the name of the company was Select
         Video, Inc. Please disclose the development of its business during the last three
         years as required by Item 101(h) of Regulation S-K. Also disclose the form and
         year of its organization as required by Item 101(h)(1).

13.   Please describe in more detail the business combination between Select Video,
         Inc. and Webdigs, LLC. See Item 101(h)(3) of Regulation S-K. Please discuss
         how and when the previous control persons or their affiliates of Select Video, Inc.
         were introduced to the previous management or control persons of Webdigs,
         LLC. Please describe all agreements between the previous control persons or
         affiliates of the Select Video, Inc. and the previous management or control
         persons of Webdigs, LLC. Please disclose the principal terms of the combination,
         including the acquisition price, name the parties negotiating the combination,
         disclose the method used in determining the acquisition price, disclose the amount
         of any compensation paid to advisors or finders involved, and disclose the effects
         of the acquisition on the management and control persons of Select Video, Inc.
         Describe whether any control persons of Select Video, Inc. received cash
         consideration in connection with the change in control and/or business
         combination. Also, disclose whether consulting agreements were provided as part
         of the business combination. Please file all agreements relating to the
         combination as exhibits.

14.   Please disclose the business purpose of the reverse merger with Select Video, Inc.
         Please tell us the role of Mr. Shrader in the reverse merger. For example, please
         tell us whether Mr. Shrader proposed the idea of a reverse merger to you.

15.   Please provide greater disclosure regarding the role of Credit Garage, LLC. If
         you receive revenue generated by this subsidiary, please disclose this information
         in Item 2.

Item 1A. Risk Factors, page 10

16.   Please add a risk factor to disclose that there is substantial doubt about your
         ability to continue as a going concern. In this risk factor, please disclose the
         losses you have incurred and your net working capital deficiency. We also note
         that your liabilities are greater than your assets. See Item 503(c) of Regulation S-
         K. In addition, as you indicate on page 20, please disclose that if you are not able
         to obtain additional financing, you will only have sufficient cash to finance
         operations through August 31, 2008.

We will continue to depend on intellectual property rights … page 12

Important Note, page 15

17.   Please disclose in this paragraph that the disclosed risk factors address all of the material risks. Please ensure that all material risks are disclosed in the Risk Factor section.

Item 2. Financial Information, page 16

General, page 16

18.   Please revise your overview to include management's perspective on the risks and challenges facing your company and how management is dealing with these issues. We note that the company had a net loss of $1,972,071 for the six months ended April 30, 2008. Also discuss the performance indicators (financial and non-financial) that management uses to manage/assess your business and that would be important to investors. Refer to Release 33-8350 on our website at www.sec.gov.

19.   In describing the percentages and amount of fees related to buyer's broker commissions, please describe separately whether such fees are attributed to real estate brokerage or mortgage broker services. Please describe in greater detail the loan fees earned on each transaction, e.g., the amount of fees and how such amounts are determined for each transaction. Also clarify whether the company gives the buyer two-thirds of its 2.7% buyer's broker commission. If so, also disclose the percentage of the company's average broker commission after the rebate.

20.   In the third paragraph, in addition to your disclosure regarding gross revenue, please disclose your net revenue since inception.

Results of Operations, page 17

From Inception (May 1, 2007) to October 31, 2007, page 17

21.   In the table, you disclose that Net Revenues for your on-line real estate brokerage services amounted to $6,400. Please tell us how you arrived at this amount. It appears from the disclosure in the following paragraph that you closed 21 real estate transactions during this period. Based on this, it would appear this amount should be higher. Please clarify whether your participation in these transactions consisted of both on-line real estate brokerage services and mortgage brokerage services or whether the majority of these transactions consisted solely of mortgage brokerage services. In the MD&A section, please describe in more

detail the calculation of the amounts of the mortgage brokerage fees and commissions.

22.   Please discuss in greater detail how the mortgage origination fee is calculated.

Liquidity and Capital Resources; Anticipated Financing Needs, page 19

23.   In the third paragraph on page 20, please disclose the amount of shares you have issued to key employees. Also clarify whether you issued any shares from November 1, 2007 through April 30, 2008.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 23

24.   Please provide the address for each beneficial owner. See Item 403(a) of Regulation S-K.

25.   Please update the information in footnotes 3, 7 and 9 as these shares vested on July 15, 2008.

Item 5. Directors and Executive Officers, page 25

26.   In the description of the experience of Mr. Sjoblad, it appears that "UBHI.OB" should be "UBHI.OTCBB." Please revise accordingly.

27.   In the description of the experience of Mr. Larson, it appears that "AMEX: CKN" should be "AMEX: CKNN." Please revise accordingly. Additionally, please clarify whether Mr. Larson still serves as a director for Cash Systems, Inc.

Item 6. Executive Compensation, page 27

28.   Please disclose whether Mr. Buntz was issued restricted stock during the period from inception to October 31, 2007.

Item 9. Market Price of and Dividends on the Registrant's Common Equity … page 29

Securities Authorized for Issuance under Equity Compensation Plans, page 29

29.   We note your disclosure that you had no equity compensation plans on October 31, 2007. Based on your disclosure on pages 20 and 24, it appears that you had a restricted stock plan. Please revise or advise.

Item 10. Recent Sales of Unregistered Securities page 31

30.   We note that you filed a Form D on March 19, 2008. Please tell us what offers
        and sales were covered by this filing.

Item 11. Description of Registrant's Securities to be Registered, page 32

31.   In this section, and at other points in the registration statement, you state that you
        have 21,808,840 shares of common stock issued and outstanding and that there
        are 200 holders of record. Based on the disclosure on pages 31 through 32, under
        Item 10, it appears that you have 22,850,501 shares outstanding held by 64
        shareholders. Please reconcile your disclosure or advise.

Financial Statements

Consolidated Statement of Stockholders' Equity, page F-4

32.   We note that you have a separate account for Unearned Compensation. Explain
        to us how your presentation complies with paragraph 74 of SFAS 123(R).

33.   It appears that you have valued your various stock issuances at significantly
        different amounts. Please explain to us how you determined the value of the each
        stock issuance and explain to us what facts and circumstances changed between
        issuances that would support the variances in values. Please ensure that your
        analysis includes the stock issued to acquire HEA and Marquest.

34.   Explain to us the nature of your adjustment for "the recapitalization of shares
        issued by Select Video, Inc.". To the extent this adjustment relates to your
        reverse merger with Select Video, Inc., explain to us why the adjustment is not
        reflected in the opening balances of your equity accounts for the earliest period
        presented in your financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

35.   Please expand your disclosure to include a discussion of how your policies
        comply with the requirements of SAB 104. Additionally, please discuss the
        nature and estimation process regarding customer rebates and whether there have
        historically been any changes in the estimates.

Exhibits

36.   We note that you have included audited financial statements for HEA and
        Marquest for the years ended December 31, 2006. Explain to us how you
        determined that you were not required to provide unaudited interim financial
        statements for the entities for the latest interim period preceding the acquisition
        and the corresponding interim period for the preceding year. Reference is made
        to Rule 3-05 of Regulation S-X.

37.   We note that you have entered into Member Services Agreements with Mr. Buntz,
        Mr. Wicker, and Mr. Meckey. Please file executed copies of these agreements as
        exhibits.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Robert Telewicz at (202) 551- 3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief